Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

02 APR 30 AM 11:55

10th April 2002

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

02028708

Dear Sirs

Mandarin Oriental International Limited
<u>- Disclosure of Interests – Substantial Shareholders</u>

We enclose for your information a notification dated 10th April 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

pp Neil M McNamara
Group Corporate Secretary

Encl

dlw 4/30

Company	Mandarin Oriental International Ld
TIDM	MDO
Headline	Holding(s) in Company
Released	11:16 10 Apr 2002
RNS Number	3141U

MANDARIN ORIENTAL INTERNATIONAL LIMITED ("MOIL")
DISCLOSURE OF INTERESTS – SUBSTANTIAL SHAREHOLDERS

MOIL was notified today that on 10th April 2002, Jardine Strategic Holdings Limited's ("JSH") interests in MOIL increased from 68.43% to 69.32% as a result of the acquisition of shares in MOIL by JSH. JSH's interests were made up as follows:-

	No. of shares	%
JSH	580,386,788	65.67
Mandarin Oriental Trustees Limited	32,311,962	3.66
Total Holding	**612,698,750**	**69.32**

In addition, by virtue of its interest in JSH, Jardine Matheson Holdings Limited's deemed interest in the same number of shares increased.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Mandarin Oriental International Limited

10th April 2002

www.mandarinoriental.com

END